Exhibit 99.2

MIRAMAR MINING CORPORATION
Suite 300 — 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 22, 2006	NEWS RELEASE 06-11	MAE — TSX
MNG-AMEX
Miramar Files Independent, Technical Report on Hope Bay Project
Report Includes Audit of Previously Announced Resources at Madrid
VANCOUVER — Miramar Mining Corporation today announced that it has filed a technical report on the 2005 Hope Bay resources announced on April 20, 2006 with the BC Securities Commission. Earlier this year, Miramar retained Watts, Griffis and McOuat Limited (“WGM”) to carry out an independent technical review on the internally calculated Hope Bay resources as a result of material increases at the Madrid deposit. This report included a WGM audit of the mineral resource estimates prepared by Miramar for the Naartok East, Naartok West and Rand gold zones which comprise a large portion of the Madrid deposit. WGM’s audit was carried out in accordance with the standards of the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions.
Miramar also prepared and reported in-house mineral resource estimates for the Boston and Doris deposits and other zones in the Madrid deposit area. These estimates have not materially changed since their inclusion in an independent NI 43-101 technical report filed in September of 2003. WGM did not audit the mineral resource estimates for these deposits. John Wakeford, P. Geo. and Vice President, Exploration for Miramar, is the qualified person under NI 43-101 for Miramar, and is responsible for the preparation, quality assurance and reporting of Miramar’s mineral resource estimates.
The following table sets forth the indicated and inferred mineral resources at the Hope Bay Project as set forth in the WGM Report as at May 15, 2006.
HOPE BAY INDICIATED MINERAL RESOURCES

			Cutoff	Contained
	Indicated		Cutoff	Ounces Au
Area/Deposit/Zone	Tonnes	g Au/t	g Au/t	(2)

Madrid Deposit Area
Naartok East (1)	6,825,000	4.2	2	915,000
Naartok West (1)	5,023,000	4.3	2	699,000
Rand (1)	1,379,000	3.2	2	143,000
Suluk	1,125,000	4.2	2	153,000
South Patch	N/A			N/A
South of Suluk	N/A	N/A		N/A
Subtotal Madrid	14,352,000	4.1		1,909,000
Doris Deposit
Doris Hinge (3)	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000

			Cutoff	Contained
	Indicated		Cutoff	Ounces Au
Area/Deposit/Zone	Tonnes	g Au/t	g Au/t	(2)

Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated (4)	17,834,000	6.0		3,433,000

(1)	Audited by WGM.

(2)	Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.

(3)	Includes the undiluted, unrecoverable Probable Mineral Reserve for Doris Hinge.

(4)	Numbers may not add up exactly due to rounding.
HOPE BAY INFERRED MINERAL RESOURCES

				Contained
	Inferred		Cutoff	Ounces
Area/Deposit/Zone	Tonnes	g Au/t	g Au/t	Au (2)

Madrid Deposit Area
Naartok East (1)	7,157,000	3.7	2	847,000
Naartok West (1)	3,755,000	4.0	2	482,000
Rand (1)	3,860,000	2.8	2	352,000
Suluk	14,560,000	4.0	2	1,890,000
South Patch	227,000	22.5	7	164,000
South of Suluk	573,000	9.8	6	180,000
Subtotal Madrid	30,132,000	4.0		3,915,000
Doris Deposit
Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5-7	158,000
Subtotal Doris	1,634,000	14.5		766,000
Boston Deposit
Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred (3)(4)	34,197,000	4.9		5,421,000

(1)	Audited by WGM.

(2)	Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.

(3)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.

(4)	Numbers may not add up exactly due to rounding.
The minor difference between the WGM resource and the internal Miramar resource for Madrid released April 22, 2006 is due to incorporation of a newer iteration using slightly more conservative parameters as part of ongoing resource studies to better define our resources.
Additional Information
The WGM technical report entitled “A Technical Review of the Hope Bay Gold Project, West Kitikmeot, Nunavut Territory, Canada for Miramar Mining Corporation” is available at the Company’s head office during normal business hours. The complete text of the WGM Report is also available electronically at

www.sedar.com. The WGM Report has been furnished to the United States Securities Commission on Form 6 K dated June 21, 2006. This news release is available from Miramar’s website at http://www.miramarmining.com/, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.
Forward Looking Statements
Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.
All resource estimates in the WGM report are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information referred to in this press release may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.
The WGM report uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.
Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.
For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com